As filed with the Securities and Exchange Commission on May 25, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVON PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

New York	1-4881	13-0544597
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(I.R.S. Employer Identification Number)

Nunn Mills Road, Northampton NN1 5PA United Kingdom
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

João José Gallego Moura +55 (11) 4389-7881
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

INFORMATION TO BE INCLUDED IN THE REPORT

This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to “conflict minerals” pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

When used in this report, the terms “Natura &Co,” the “Company,” “we,” “our,” or “us” mean, unless the context otherwise indicates, Natura &Co Holding S.A. “Avon” means, unless the context otherwise indicates, Avon Products, Inc. and its consolidated subsidiaries. “Natura Cosméticos” means, unless the context otherwise indicates, Natura Cosméticos S.A. and its subsidiaries. On January 3, 2020, Natura Cosméticos and Avon became wholly-owned subsidiaries of Natura &Co.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

2022 Overview

Natura &Co supports ending violence in the Democratic Republic of Congo and adjoining countries (each a “covered country” and collectively, the “covered countries”) and is taking steps to strengthen its supply chain due diligence capability and traceability with respect to certain “conflict minerals,” which include cassiterite, columbite-tantalite (coltan), gold, and wolframite and their derivatives, tin, tantalum, and tungsten. Natura &Co’s conflict minerals position statement is available at https://www.naturaeco.com/pt-br/conflict-minerals/.

We are a global manufacturer and marketer of beauty and fashion and home products. Our beauty products include skincare (which includes personal care), fragrance and color (cosmetics). Our fashion and home products include fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, and nutritional products. Both of our product categories contain products that include conflict minerals in their creation. For example, some of our raw ingredients used in the manufacture of certain color and skincare products in our beauty category contained tin or gold. Other minerals may be used indirectly as a catalyst in the production of our beauty products. In addition, certain jewelry, accessories and other products within the fashion category also contain these minerals.

In accordance with the Rule, we have determined that conflict minerals are necessary to the functionality or production of certain products manufactured and/or contracted to be manufactured for us during the 2022 compliance period. We, therefore, conducted a Reasonable Country of Origin Inquiry (“RCOI”) that was reasonably designed to determine whether any conflict minerals originated in a covered country or are from recycled or scrap sources (as defined by paragraph (d)(6) of Item 1.01 of Form SD).

Description of RCOI

To the best of our knowledge, Natura &Co did not source any minerals, including conflict minerals, directly from mines, smelters or refiners. Natura &Co conducted supply chain diligence for the 2022 compliance period in order to engage with suppliers and acquire information regarding the potential use and source of conflict minerals in products that they provide to Natura &Co.

Targeted Suppliers

We surveyed a broad base of tier-one direct suppliers in our Beauty and Fashion & Home products as part of our review of our supply chain. We also surveyed contract manufacturers of Beauty products who manufacture products for Natura &Co.

In line with our objective of enhancing supply chain traceability and transparency, and engaging suppliers, we determined that it would be appropriate to include in the RCOI direct suppliers of raw ingredients and fashion products, as well as contract manufacturers, who sold products to us during the 2022 compliance period, even if in certain instances it was unlikely that such suppliers provided us with products containing conflict minerals. We undertook a risk-based approach to identify active suppliers in 2022 that may provide products that contain conflict minerals as part of their production by considering a number of factors based on available sourcing and ingredient information maintained by the Company.

In total, Natura &Co targeted 135 suppliers to participate in the RCOI.

Supplier Engagement

We asked suppliers to complete a conflict minerals survey using the Conflict Mineral Reporting Template developed by the Responsible Minerals Initiative (the “Survey”). The Survey includes questions regarding the use and origin of conflict minerals, along with seeking information with respect to a supplier’s policies, processes, and due diligence efforts regarding conflict minerals, including engagement with its own direct suppliers.

To encourage awareness and to inform suppliers who may be unfamiliar with conflict minerals and the Rule, Natura &Co provided background information on the Rule. In addition, we provided step-by-step instructions for responding to the Survey. Natura &Co continued to manage a dedicated mailbox for supplier questions about the conflict minerals or for assistance in completing the Survey.

Non-responsive suppliers received up to six e-mail reminders to complete the Survey. An escalation letter was sent to suppliers that were still not responsive after the final survey submission deadline.

RCOI Results

Of the 135 suppliers targeted, 109 provided timely responses, which represents a 80.74% response rate.

In our survey results, four suppliers indicated that their products potentially contained conflict minerals that originated in one of the covered countries, all such suppliers specifying that their smelters were noted to be conformant to the Responsible Minerals Initiative’s Responsible Minerals Assurance Program (“RMAP”) during the reporting period.

We are currently unable to determine specifics on the mine location and country of origin for the conflict minerals used in our products. As a result, we are unable to conclude with certainty that none of the conflict minerals in our products originated in a covered country.

We have, therefore, exercised due diligence on the source and chain of custody of these Conflict Minerals as described in Exhibit 1.01 (the “Conflict Minerals Report”).

This Form SD and the Conflict Minerals Report are available at the following website: https://www.naturaeco.com/pt-br/conflict-minerals/.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVON PRODUCTS, INC.

May 25, 2023

By:	/s/ Ginny Edwards
	Name:	Ginny Edwards
	Title:	VP, General Counsel and Corporate Secretary

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